Contact

www.linkedin.com/in/marcussoori (LinkedIn)
www.WeFunder.com/od.vision.inc (Personal)

Top Skills

Entrepreneurship
Start-ups
Start-up Consulting

Languages

French (Limited Working)
English (Native or Bilingual)

Certifications

Seniors Real Estate Specialist® (SRES®)
Lean Six Sigma Yellow Belt
GREEN
Graduate REALTOR® Institute (GRI)
At Home With Diversity® (AHWD®)

Honors-Awards

Lifetime Member, Golden Key International Honour Society
Lifetime Member, Delta Epsilon Iota Academic Honor Society
Merit-Based Partial Scholarship, MBA Program
Four-Year Presidential Academic Merit Scholarship
Omaha Youth Leader Scholarship for Academic Merit and Community Service

Publications

Independent Physicians and ACOs - Perspective from MIPPA

Patents

SYSTEMS AND METHODS FOR ARTIFICIAL INTELLIGENCE

Marcus C.B. S.

Health Startup Founder - Tricorder.Zero™ Inventor - Fully-integrated health/fitness device with 7 sensors, 2 patents, & "patent pending" on 11+ concepts, maximizing the full potential of telehealth and telefitness.
Sanibel, Florida, United States

Summary

I'm a seasoned nonprofit founder, startup business founder, and marketing strategist...and I believe I will be a lifetime humble student in all of my chosen disciplines and professions.

I have education, experience, and expertise in startups, consulting, real estate, luxury, law, the automotive industry, the watch industry, concierge services, family offices, hedge funds, publishing, teaching, public health, medicine, healthcare, education, volunteering, and executive boards.

As a result, I am able to manage and contribute to multi-disciplinary projects and navigate complex hurdles, providing a unique perspective.

My varied experience has taught me that my professional value lies in the following:

- I have a passion for continuous learning in many fields and disciplines.

- I seek to apply my knowledge and convert my experience into creating new ideas/implementations that can help startups and businesses (my own and others') grow, adapt, and gain market share.

- In addition to learning from others' experiences, my learning process involves casting a wide, shallow net of trials and errors before focusing and deepening the net to collect a greater share of successes.

BASED BLOOD PRESSURE COMPUTATION BASED ON IMAGES OF THE OUTER EYE

CONSUMER ELECTRONICS DEVICE

- I believe in the concept of team effort leading to team success and recognition.

- I have Big Ideas, and will travel the distance necessary to see them to fruition.

- I'm the Calm One, and this contributes to group harmony, focus, and success.

I love auto racing, cars, watches, and ruminating on new business/marketing processes and invention ideas. Reach out to me by private message if you want to talk startups, business networking, or any of the interests I've listed in my LinkedIn profile.

Specialties/Interests: startups, business consulting, marketing, global sourcing, strategic planning, family offices, hedge funds, wealth management, corporate mediation and negotiation, nonprofit administration and fundraising, real estate, public health, and public speaking.

Experience

O/D Vision, Inc.
Founder
January 2021 - Present (2 years 10 months)
Sanibel, Florida, United States

https://prelaunch.com/projects/tricorderzero-tricorderzero%E2%84%A2-7-sensor-health-fitness-tracker

https://www.WeFunder.com/od.vision.inc

Inventor of Tricorder.Zero™: The first true tricorder, with 7 sensors and an AI “security system for the body”, plus telehealth and health record capabilities, in a handheld, wireless, fully-integrated design. Bringing about the full potential of telehealth and fitness!

2 patents and "patent pending" on 11+ concepts, multiple nonprovisionals filed

As Seen In: USA Today, LA Weekly, Lifewire, GadgetFlow, MSN, TrendHunter, ABC, Benzinga, Bloomberg, Boston Herald, BuzzFeed, CBS, Digital Journal, FOX, MarketWatch, NBC, Yahoo News, Yahoo Finance

Self-employed
Attorney
2021 - Present (2 years)

District of Columbia, United States

SEC Whistleblower Law

Member, District of Columbia Bar (2021-)

Member, Lawyers of Distinction 2023: SEC Whistleblower Law

As Seen In: The New York Times

Singing Wind, LLC; London Sapphire International Realty, LLC
REALTOR®: International/Florida/Georgia Real Estate Broker
2009 - Present (14 years)

Sanibel, Florida, United States

- Des./Cert.: GRI, MCNE®, CIPS, TRC, RSPS, SRES®, CBR®, e-PRO®, BPOR, AHWD®, GREEN, SFR®
- Member: ICREA, NAR®, NAREB, ILHM®, FoundersCard, RENI, SRES® Council, REBAC, Green REsource Council, NAHREP®, AREAA
- Florida's 1st MCNE® designee

FlowerMoon® by KITTOUNE®
Co-Founder
2013 - 2017 (4 years)

Miami, FL

Fashion Jewelry Startup

DinoDental, PLLC
Freelance Management Consultant
2013 - 2016 (3 years)

Houston, TX

- Served as a business consultant for this growing dental practice planning multi-office expansion.

- Provided non-legal consultancy in every aspect of this practice's start-up (loan offer review, site planning, equipment leasing, contracted marketing agreements, etc.).

- Provided assistance in service discount marketing, social media marketing, physical strip mall walk-by marketing, and radio PSA marketing to increase foot traffic and resulting service volume.

NSX Club of America
Editor, NSXDriver Magazine
2003 - 2013 (10 years)
USA/International

www.nsxca.org

Served in multiple simultaneous roles in this quarterly international auto club magazine for 10 years:

- Article topic creation and solicitation from regular contributor and reader base.
- Regular column/feature creation.
- Copy editing.
- Photo editing.
- Consistent improvement of graphic design via editorial direction and graphic design contracting.
- Occasional advertising sales and service.

Nissan Sport Magazine
Associate Editor
2011 - 2011 (less than a year)
Omaha, NE

- Solicited and edited articles and photos for this quarterly national automotive magazine.

Midwest Independent Physicians Practice Association
Associate Director
2009 - 2011 (2 years)
Omaha, NE

www.midwestippa.com

Collaborated in:

- IPA formation.
- Independent physician member recruitment.
- Meeting planning and presentation.
- Strategic planning, including preserving hospital privileges for independent physicians at selected hospitals in Omaha, NE in opposition to an attempted closed-system hospital conglomerate.
- Investigation of ACO formation with subscribed membership.
- Dues collection.

Lamborghini Club America

Copy Editor and Consultant, La Vita Lamborghini Magazine

2008 - 2011 (3 years)

USA

www.lamborghiniclubamerica.com

Overhauled all aspects of this quarterly national exotic auto brand magazine, including:

- Editorial focus overhaul from regional to international.
- Regular feature list increase/improvement.
- Recruiting regular feature and freelance contributors internationally.
- Completely modernized graphic design, including interviewing and hiring graphic designers, then instilling a new editorial language.
- Copy editing of all articles.

As a result, subscriber renewals, new subscriber ratio, circulation, and advertising sales all increased dramatically.

Sri Lanka Relief Fund

Co-Founder and President

2004 - 2010 (6 years)

Omaha, NE

Created first international relief fund during/after the Southeast Asian tsunami of 2014 benefitting Sri Lankan survivors.

- Website creation and administration.
- Online solicitation of international donations to assist those affected and displaced by the tsunami.
- US regional television solicitation of donations.

- Nonprofit administration.
- Donation of food and essentials (soap, sleeping mats, sandals, etc.), as well as qualified medical care, in villages and at Buddhist temples along the western and southern coasts of Sri Lanka in the immediate aftermath of the tsunami.
- Solicitation and receipt of donations from the healthcare community (hospitals, physicians, and nurses) in Omaha, NE in the months following the tsunami.
- Partnership with Architects Without Borders chapter in Oregon, resulting in various structures raised in Sri Lankan villages to assist in rebuilding efforts.

Education

Harvard Kennedy School
Executive Certificate in Public Leadership · (2021)

MIT Sloan School of Management
Executive Certificate in Strategy & Innovation · (2021)

Creighton University
JD, Law · (2007 - 2009)

Creighton University
MBA, Business · (2007 - 2009)

Nova Southeastern University
MPH, Public Health · (2010 - 2011)